Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT

To the Board of Directors of

Sunoco Partners LLC

We have audited the accompanying parent-company-only balance sheet of Sunoco Partners LLC as of December 31, 2009. The parent-company-only balance sheet is the responsibility of Sunoco Partners LLC’s management. Our responsibility is to express an opinion on this parent-company-only balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the parent-company-only balance sheet is free of material misstatement. We were not engaged to perform an audit of Sunoco Partners LLC’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sunoco Partners LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the parent-company-only balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall parent-company-only balance sheet presentation. We believe that our audit of the parent-company-only balance sheet provides a reasonable basis for our opinion.

In our opinion, the parent-company-only balance sheet referred to above presents fairly, in all material respects, the financial position of Sunoco Partners LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 23, 2010

SUNOCO PARTNERS LLC

BALANCE SHEET

December 31, 2009
Assets
Current Assets
Advances to affiliate	$143,856,219

Total Current Assets	143,856,219

Notes receivable from affiliates	83,087,226
Investment in Sunoco Logistics Partners L.P.	321,327,398

Total Assets	$548,270,843

Liabilities and Owners’ Equity
Current Liabilities
Accrued liabilities	$2,592,952

Total Current Liabilities	2,592,952
Other deferred liabilities	6,261,077

Total Liabilities	8,854,029
Owners’ equity	540,419,000
Accumulated other comprehensive income	(1,002,186)

Total Liabilities and Owner’s Equity	$548,270,843

(See Accompanying Notes)

SUNOCO PARTNERS LLC

NOTES TO BALANCE SHEET

1. Nature of Operations and Basis of Presentation

Sunoco Partners LLC (the “Company”) is a Pennsylvania limited liability company formed on October 12, 2001 to become the general partner of Sunoco Logistics Partners L.P. (the “Partnership”). The Company is wholly-owned by subsidiaries of Sunoco, Inc.

The Partnership is a Delaware limited partnership formed by Sunoco, Inc. on October 15, 2001 to acquire, own and operate a substantial portion of Sunoco Inc.’s logistics business, consisting of refined product pipelines, terminalling and storage assets, crude oil pipelines, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest Unites States (the “Predecessor”).

The Company, as general partner, manages the operations and activities of the Partnership and owes a fiduciary duty to the Partnership’s unitholders. Most of the Partnership’s operations personnel are employees of the Company. The Company is liable, as general partner, for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically nonrecourse to the general partners.

The Company does not receive any management fee or other compensation for its management of the Partnership. The Company and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer, and director compensation and benefits properly allocable to the Partnership, and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that the Company, as general partner, will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Company in its sole discretion.

The accompanying balance sheet of Sunoco Partners LLC is of the parent company only and does not include the accounts of Sunoco Logistics Partners L.P. or any of its subsidiaries. Sunoco Partners LLC’s investment in the Partnership in the balance sheet is stated at cost plus equity in undistributed earnings of the Partnership. The parent-company-only balance sheet should be read in conjunction with the financial statements and accompanying notes of Sunoco Logistics Partners L.P. as of and for the year ended December 31, 2009, filed in this Annual Report on Form 10-K.

The statute of limitation for examination of the Company’s federal income tax returns by the Internal Revenue Service is open for the years 2006 through 2009. State and local income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any adjusted federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. The Company has one local income tax return in the process of examination.

2. Related Party Transactions

Advances to Affiliates

Advances to affiliate reflects the Company’s participation in Sunoco, Inc.’s central cash management program, wherein all of the Company’s cash receipts are remitted to Sunoco, Inc. and all cash disbursements are funded by Sunoco, Inc. There are no terms of settlement or interest charges attributable to this balance.

Notes receivable from Affiliates

On April 7, 2004, the Company loaned $83.1 million to another subsidiary of Sunoco, Inc. The loan has a maturity date of April 1, 2013 and an annual interest rate of 5.75 percent. There are no restrictions on the Company’s ability to distribute this note receivable to its owners.

License Agreement

The Partnership entered into a license agreement at the closing of the IPO with Sunoco and certain of its affiliates, including the Company, pursuant to which the Partnership granted to the Company a license to the Partnership’s intellectual property so that the Company can manage the Partnership’s operations and create intellectual property using the Partnership’s intellectual property. The Company will assign to the Partnership the new intellectual property it creates in operating the Partnership’s business. The Company has also licensed to the Partnership certain of its own intellectual property for use in the conduct of the Partnership’s business and the Partnership licensed to the Company certain of the Partnership’s intellectual property for use in the conduct of its business. The license agreement also grants to the Partnership a license to use the trademarks, trade names, and service marks of Sunoco Inc. in the conduct of the Partnership’s business.